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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – ~~23416~~

8-23416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERFORMANCE CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, D.C. SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 27TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SCHALLES (212) 433-7794
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MAR 21 2003

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARK SCHALLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERFORMANCE CAPITAL GROUP, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL A. GALLAS
NOTARY PUBLIC
NEW JERSEY
My Commission Expires March 29, 2005

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

PERFORMANCE CAPITAL GROUP, LLC

(F/K/A PERFORMANCE SPECIALIST GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Performance Capital Group, LLC (F/K/A Performance Specialist Group, LLC):

We have audited the accompanying statement of financial condition of Performance Capital Group, LLC (F/K/A Performance Specialist Group, LLC) (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Performance Capital Group, LLC (F/K/A Performance Specialist Group, LLC) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 13, 2003

PERFORMANCE CAPITAL GROUP, LLC
(F/K/A PERFORMANCE SPECIALIST GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Due from brokers	$ 7,072,178
Commissions receivable	265,764
Securities owned:	
Marketable, at market value	189,335,173
Not readily marketable, at estimated fair value	80,000
Secured demand note collateral, at face value (fair market value of collateral - $ 60,668,789)	29,000,000
Equipment, computers and leasehold improvements (net of accumulated depreciation and amortization of $186,673)	376,760
Other assets	587,555
TOTAL ASSETS	$ 226,717,430

LIABILITIES AND MEMBERS' CAPITAL

Bank overdraft	$ 26,598
Payable to clearing broker	103,102,838
Securities sold, but not yet purchased, at market value	86,218,191
Accrued expenses and other liabilities	615,566
TOTAL LIABILITIES	$ 189,963,193
Liabilities subordinated to the claims of general creditors	$ 29,000,000
Members' capital	$ 7,754,237
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 226,717,430

The accompanying notes are an integral part of this financial statement.

PERFORMANCE CAPITAL GROUP, LLC
(F/K/A PERFORMANCE SPECIALIST GROUP, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Performance Capital Group, LLC (F/K/A Performance Specialist Group, LLC) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and are members of the National Association of Securities Dealers, Inc. (the "NASD") and the American Stock Exchange, LLC (the "AMEX"). The Company is registered as a market maker in NASDAQ listed securities. The Company is also registered as a specialist on the AMEX for 220 AMEX listed securities.

On March 29, 2002 the company split the NASD market-making and proprietary trading activities (Performance Capital Group, LLC) and the NYSE specialist operations (Performance Specialist Group, LLC)

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased are valued at market. All resulting gains and losses are included in members' capital. The fair value estimate of the Company's securities owned, not readily marketable, is based on the cost of the securities, since the operations of the investment have not commenced.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Depreciation and Amortization

Equipment and computers are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax. An allowance for income tax benefit has been reflected in financial statements to estimate the future benefit of the Company's net operating losses that it generated.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. All securities positions, and the payable to the clearing broker reflected on the statement of financial condition, are positions carried by and amounts payable to this clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. As a registered market maker, the Company is subject to NASD rules regarding minimum net capital based on the number and type of securities that they specialize or make markets in. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or its market-maker requirement. At December 31, 2002, the Company had net capital of $3,165,470 that was $2,915,470 in excess of its requirement.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $29,000,000 and secured demand note agreements of $29,000,000 bearing interest at 5-8% per annum, which matures as follows:

	Subordinated loans	
	Pursuant to secured demand note agreements	Total
Year ending December 31,		
2003	12,000,000	12,000,000
2005	17,000,000	17,000,000
	$ 29,000,000	$ 29,000,000

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (continued)

Each subordinated loan agreement contains a provision for automatic rollover of the maturity dates. Subordinated loans pursuant to secured demand note agreements in the amount of $17,000,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the NASD and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowing may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and NASD's capital regulations governing the withdrawal of subordinated debt.

NOTE 5 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2002 in the amount of $41,270.

NOTE 6 – SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counter party, primarily broker-dealers, banks and other financial institutions, with which it conducts business.